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                           [Battle Fowler Letterhead]

                                                    December 14, 1995


The Treasurer's Fund, Inc.
8 Sound Shore Drive
Greenwich, Connecticut  06830

Gentlemen:

            We have acted as counsel to The Treasurer's Fund, Inc. (the "Fund") in connection with the preparation of the Rule f-2 Notice (the "Notice") covering a total of 1,678,268,980 shares of Common Stock, par value $.001 per share (the "Shares") of the Domestic Prime Money Market Portfolio, Tax Exempt Money Market Portfolio and U.S. Treasury Money Market Portfolio.

            We have examined copies of the Certificate of Incorporation and By-laws of the Fund, the Registration Statement, and such other corporate records and documents, including the consent of the Board of Directors and the minutes of the meetings of the Board of Directors of the Fund, as we have deemed necessary for the purpose of this opinion. We have also examined such other documents, papers, statutes and authorities as we deemed necessary to form a basis for the opinion hereinafter expressed. In our examination of such material, we have assumed the genuineness of all signatures and the conformity to original documents of fact material to such opinion, we have relied upon statements and certificates of officers and representatives of the Fund and others.
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                              [Battle Fowler] Page

            Based upon the foregoing, we are of the opinion that the Shares of the Fund, the registration of which the Notice makes definite, were legally issued, fully paid and non-assessable.

            We hereby consent to the filing of this opinion as an exhibit to the Notice.

                                                          Very truly yours,

                                                          /s/ Battle Fowler LLP

                                                          Battle Fowler LLP